UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 25, 2016 (April 19, 2016)

GP INVESTMENTS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 E. 52nd Street, Suite 5003
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-4340

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

GP Investments Acquisition Corp. (“GPIAC”), a blank check company incorporated in the Cayman Islands, was formed for the purpose of effecting a business combination with one or more businesses. As previously announced on April 19, 2016, GPIAC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Let’s Go Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of GPIAC (“Merger Sub”), WKI Holding Company, Inc., a Delaware corporation (“WKI”), and, solely in its capacity as the initial Holder Representative thereunder, WKI Group, LLC, a Delaware limited liability company (“Holder Representative”). WKI is the parent company of World Kitchen, LLC, a leading multinational manufacturer and marketer of houseware products whose portfolio of brands includes Corelle, Pyrex, CorningWare and Snapware, among others.

The Merger Agreement provides that, among other things and in accordance with the terms and subject to the conditions thereof, Merger Sub will merge with and into WKI (the “Merger”) with WKI continuing as the surviving corporation and a wholly-owned subsidiary of GPIAC. Prior to the Merger, GPIAC shall domesticate as a Delaware corporation. On April 19, 2016, following execution and delivery of the Merger Agreement, WKI delivered irrevocable written consents executed by WKI stockholders holding sufficient shares of WKI common stock to approve the Merger Agreement and the Merger.

The aggregate purchase price is $500,000,000, as adjusted in accordance with the terms of the Merger Agreement (the “Merger Consideration”). GPIAC will pay the Merger Consideration seventy-five percent (75%) in cash and twenty-five percent (25%) in newly issued shares of GPIAC common stock based on a per share issue price of $10.00 per share.

At the effective time of the Merger (the “Effective Time”), (i) each outstanding share of WKI common stock that is issued and outstanding immediately prior to the Effective Time and (ii) whether vested or unvested, each (A) Time-Based Option, (B) Performance-Based Option (assuming attainment of full performance targets) and (C) SAR (in each case, as defined in the Merger Agreement), granted for compensatory purposes to a WKI employee or outside WKI director or other service provider under a WKI Incentive Plan (as defined in the Merger Agreement) will automatically be cancelled and converted into the right to receive the applicable portion of the Merger Consideration as more particularly set forth in the Merger Agreement. The Merger Consideration for SARs is payable entirely in cash.

The cash portion of the Merger Consideration is also subject to (i) a purchase price escrow of $5,000,000 for any post-closing adjustments to the purchase price and (ii) an indemnity escrow for eighteen months from the closing date of $5,000,000 for any indemnification claims by GPIAC under the Merger Agreement. Any proceeds remaining (i) in the purchase price escrow after completion of the post-closing purchase price adjustment and (ii) in the indemnification escrow after eighteen months, will be distributed to the pre-closing holders of WKI common stock, Time-Based Options, Performance-Based Options and SARs.

GPIAC intends to finance the cash required for the Merger and related transactions primarily through a combination of cash held in its trust account after redemptions (as described herein), proceeds from the Credit Facilities and proceeds from the Equity Financing (in each case, as defined and as described below).  However, the Merger Agreement is not conditioned on obtaining the debt financing under the Credit Facilities, the Equity Financing or any other third-party financing.

In connection with the Merger Agreement, GPIAC has entered into a debt commitment letter, dated as of April 19, 2016, with Citigroup Global Markets Inc., Bank of Montreal and BMO Capital Markets Corp. (collectively, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide, in accordance with the terms and subject to the conditions thereof, (i) a $100 million senior secured asset-based revolving credit facility (the “ABL Facility”)  and (ii) a $250 million senior secured first lien term facility (the “Term Facility” and, together with the ABL Facility, the “Credit Facilities”) to Merger Sub.  Proceeds of the Term Facility will be used at Closing, together with up to $25 million of proceeds of the ABL Facility, to finance a portion of the Merger Consideration and fees, commissions and expenses in connection therewith.  Upon the consummation of the Merger, the post-combination company will assume all of the obligations of the Merger Sub under the Credit Facilities.  The Credit Facilities will be guaranteed by GPIAC, the parent entity of the Merger Sub, and certain of GPIAC’s direct or indirect wholly-owned restricted subsidiaries.  The Credit Facilities will be secured by substantially all of the assets of the Merger Sub and such guarantors.  The funding of the Credit Facilities is subject to customary conditions, including the negotiation of definitive documentation and other customary closing conditions.

In connection with the Merger Agreement, GPIAC has entered into an equity commitment letter, dated April 19, 2016, with GPIC Ltd., which will provide equity financing by means of purchasing newly issued shares of GPIAC common stock based on a per share issue price of $10.00 per share in an aggregate amount of up to $58 million (the “Equity Financing”), of which (i) $50 million is solely for the purpose of providing a portion of the financing for the Merger and (ii) up to an additional $8 million is, for use only in certain circumstances, as further described in the Merger Agreement.

The Board of Directors of GPIAC has unanimously (1) determined that the Merger Agreement and the Merger are fair to and in the best interests of GPIAC and its shareholders, (2) approved the execution, delivery and performance of the Merger Agreement and (3) resolved to recommend adoption of the Merger Agreement and other related matters by the shareholders of GPIAC.

Pursuant to its Amended and Restated Memorandum and Articles of Association and in accordance with the terms and subject to the conditions of the Merger Agreement, GPIAC will provide certain of its shareholders with the opportunity to redeem, contemporaneously with a vote on the Merger, their GPIAC common shares for cash equal to their pro rata share of the GPIAC trust account.

The closing of the Merger is subject to customary closing conditions, including, among others, (1) adoption by the GPIAC’s shareholders of the Merger Agreement and approval of certain related matters, including the change in the jurisdiction of incorporation to Delaware and adoption of new governing documents and certain governance and other matters in connection therewith, issuance of shares of GPIAC common stock in connection with the Merger, certain approvals required by the rules of the Nasdaq Capital Market (“NASDAQ”), and an incentive equity plan, (2) effectiveness of a registration statement on Form S-4 registering the shares of GPIAC common stock to be issued to WKI’s stockholders pursuant to the Merger, (3) approval for the listing of such shares on NASDAQ , (4) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), (5) net redemptions of GPIAC common shares by its shareholders shall not exceed thirty percent (30%) of the outstanding common shares and the cash available in GPIAC’s trust account shall not be less than $122,000,000 (in each case, after giving effect to payments in respect of redemptions) and (6) appointment of the Nominee Director (as defined in the Merger Agreement) to GPIAC’s Board of Directors in accordance with the terms and subject to the conditions of the Merger Agreement and the Stockholder Letter (as defined below).

GPIAC has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to (1) make required HSR filings and to use its reasonable best efforts to obtain expiration or termination of the waiting period under the HSR, (2) prepare and submit a listing application to NASDAQ and take other related actions required to list the common shares of GPIAC to be issued in connection with the Merger, (3) use its reasonable best efforts to arrange and obtain the debt financing described above and (4) subject to certain conditions, appoint the Nominee Director to the GPIAC board of directors, with such appointment to take effect on the first business day after the Closing Date (as defined in the Merger Agreement).

WKI has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time.

The Merger Agreement contains customary non-solicitation restrictions prohibiting (1) WKI and its subsidiaries from initiating, soliciting or otherwise encouraging an Acquisition Proposal (as defined in the Merger Agreement) or conducting discussions or negotiations or entering into a definitive agreement in connection therewith and (2) GPIAC from making any proposal or offer that constitutes a Business Combination Proposal (as defined in the Merger Agreement) or initiating discussions or negotiations or entering into a definitive agreement in connection therewith, provided, that, subject to certain conditions, GPIAC may take certain actions related to an Acquiror Acquisition Proposal (as defined in the Merger Agreement).

The Merger Agreement may be terminated at any time prior to the consummation of the Merger (whether before or after the required GPIAC stockholder votes have been obtained) by mutual written consent of GPIAC and WKI and, in certain other limited circumstances, including if the Merger has not been consummated by September 20, 2016, subject to extension until November 19, 2016 in certain circumstances.

In connection with the Merger Agreement and the receipt by certain of WKI’s stockholders of shares of GPIAC common stock in connection with the Merger, GPIAC, the Principal Stockholders of WKI and the Lock-up Stockholders of WKI (in each case, as defined in the Merger Agreement) have executed a letter agreement (the “Stockholder Letter”), dated as of April 19, 2016, pursuant to which, among other things, (i) the Principal Stockholders and the Lock-up Stockholders have agreed to certain restrictions regarding the transfer of the shares of GPIAC common stock received by such persons in connection with the Merger and (ii) GPIAC has agreed to provide certain registration rights to the Principal Stockholders and the Lock-up Stockholders.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about GPIAC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the GPIAC’s public disclosures.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of the Company’s common stock to be issued in connection with the Equity Financing will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination between WKI and GPIAC or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Stockholders

In connection with the transactions referred to in this communication, GPIAC expects to file a registration statement on Form S-4 with the SEC containing a preliminary proxy statement of GPIAC that also constitutes a preliminary prospectus of GPIAC. After the registration statement is declared effective GPIAC will mail a definitive proxy statement/prospectus to stockholders of GPIAC and stockholders of WKI. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that GPIAC may file with the SEC and send to GPIAC’s stockholders and/or WKI’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by GPIAC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by GPIAC will be available free of charge by contacting GPIAC at 150 E. 52nd Street, Suite 5003, New York, New York 10022, Attn: Investor Relations.

Participants in the Solicitation

GPIAC and its directors and certain of its executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of GPIAC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 28, 2016. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of April 19, 2016, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., WKI Holding Company, Inc. and WKI Group, LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GP Investments Acquisition Corp.

Date: April 25, 2016	By:	/s/ Antonio Bonchristiano
	Name:	Antonio Bonchristiano
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 19, 2016, by and among GP Investments Acquisition Corp., Let’s Go Acquisition Corp., WKI Holding Company, Inc. and WKI Group, LLC.